Filed by Monroe Capital Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Commission File No. 814-00866

On August 7, 2025, Monroe Capital Corporation (“MRCC”) and Horizon Technology Finance Corporation (“HRZN”) held a joint conference call to discuss MRCC’s proposed merger with and into HRZN, MRCC’s related asset sale and other related matters, a transcript of which follows:

Horizon Technology Finance Corporation and

Monroe Capital Corp. Merger

Horizon’s Second Quarter 2025 Earnings Call

August 7, 2025

C O R P O R A T E P A R T I C I P A N T S

Megan Bacon, Director of Investor Relations and Marketing

Theodore L. Koenig, Chairman & Chief Executive Officer, Monroe Capital Corporation

Michael P. Balkin, Chief Executive Officer, Horizon Technology Finance Corporation

C O N F E R E N C E C A L L P A R T I C I P A N T S

Christopher Nolan, Ladenburg Thalmann

Paul Johnson, KBW

P R E S E N T A T I O N

Operator

Greetings and welcome to the Horizon Technology Finance Corporation Second Quarter 2025 Earnings Call.

At this time all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. If anyone should require Operator assistance, please press star zero on your telephone keypad.

As a reminder, this conference is being recorded.

It is now my pleasure to introduce Megan Bacon, Director of Investor Relations and Marketing. Please go ahead.

Megan Bacon

Thank you and welcome to our call announcing the merger of Horizon Technology Finance Corporation and Monroe Capital Corporation as well as Horizon’s second quarter 2025 conference call.

In addition to the press release related to the transactions issued earlier today, each of Monroe Capital Corporation and Horizon Technology Finance Corporation have posted a Joint Investor Presentation on monroebdc.com and horizontechfinance.com, respectively. We will be referencing this presentation during this call. I would also like to point out that Horizon’s Q2 earnings press release and Form 10-Q are available on Horizon’s website at horizontechfinance.com.

Please note that this call will contain forward-looking statements which are subject to risks and uncertainties. All statements other than historical facts, including statements related to the expected closing of the transactions, the ability of the parties to complete the proposed transactions based on the various closing conditions and certain aspects of the proposed transactions, such as Monroe Capital Corporation selling its existing investment portfolio for cash and immediately thereafter completing the merger between Monroe Capital Corporation and Horizon Technology Finance Corporation are forward-looking statements. These statements are subject to risks, and our actual future results may differ materially from those expressed on this call. Monroe Capital Corporation, Horizon Technology Finance Corporation and their respective affiliates assume no obligation to update any forward-looking statements. Please see Slide 2 of the Joint Investor Presentation for more information.

At this time, I would like to turn the call over to Ted Koenig.

Ted Koenig

Good afternoon, and welcome, everyone. Thank you for joining today’s call. I am Ted Koenig, Chairman and CEO of Monroe Capital Corporation, and I’m pleased to be joined by Michael Balkin, CEO of Horizon Technology Finance Corporation. We are also joined by Mick Solimene, Chief Financial Officer and Chief Investment Officer of Monroe Capital Corporation and Dan Trolio, Chief Financial Officer of Horizon Technology Finance Corporation.

Today marks a significant milestone for Monroe’s BDC platform, which is currently comprised of: Monroe Capital Corporation, or MRCC; Horizon Technology Finance Corporation, or Horizon; and Monroe Capital Income Plus Corporation, or MCIP. We are excited to announce a strategic transaction that will culminate in the merger of Monroe Capital Corporation and Horizon Technology Finance Corporation, our two publicly traded BDCs.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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We believe that this is a unique opportunity to unlock shareholder value in MRCC, establish Horizon as a leading, well-capitalized venture debt and growth capital provider to small cap companies, and to optimize our platform’s direct lending capabilities in a market that increasingly rewards BDCs with both reach and specialization. We will walk you through the key details of the proposed transaction and what it means for both MRCC and Horizon shareholders and share insight into the key value creation drivers that we believe will result from the combination of these companies has the potential to generate, highlighted by enhanced scale, operating efficiencies, cost savings, and accelerated growth.

Importantly, we believe we’ve carefully structured this transaction to be accretive to all parties and preserve Net Asset Value or NAV integrity while creating compelling long-term upside for our shareholders.

As a leading venture debt platform, the proposed merger will provide the combined Horizon company with an estimated $165 million of incremental equity capital, based on MRCC’s June 30, 2025, preliminary NAV range estimate, net of estimated transaction expenses and related NAV adjustments, as well as the distribution of all undistributed net investment income. We believe this additional equity capital will provide the scale, resources, and flexibility to execute Horizon’s next phase of growth while capturing operational efficiencies. This strengthened platform is expected to deliver accretive net investment income, as compared to the stand-alone forecast, and create meaningful, long-term value for shareholders.

Turning to Slide 4.

This is a tri-party transaction that will be executed in two concurrent steps which have received unanimous approval from the applicable Boards of Directors of MRCC, MCIP, and Horizon, including each of their respective Special Committees of independent directors.

First, MRCC will sell substantially all of its assets at fair value to MCIP, our privately offered BDC. Based on the closing price of MRCC’s share price on August 5, 2025, the sale represents an estimated 33% premium to the share price, unlocking shareholder value for all stakeholders in MRCC. The final NAV used to determine the sale price of the assets will be established shortly before the transaction closes. MRCC will use those cash proceeds, net of transaction expenses, to repay liabilities and declare and pay a distribution to its shareholders equal to any remaining undistributed net investment income. This sale will result in MRCC holding only cash, ensuring that shareholders immediately realize significant value. MCIP is acquiring a highly familiar portfolio of high-quality assets that will enable continued growth and be accretive to its shareholder returns. Nearly 80% of the assets acquired by MCIP from MRCC are already owned and in the existing loan portfolio of MCIP.

In the second transaction, the all-cash MRCC entity will merge with and into Horizon through a NAV-for-NAV share exchange based on the net asset values of each entity determined shortly before the closing date. We believe the merger creates a true win-win for both sets of shareholders. MRCC shareholders will receive shares of common stock in Horizon, with Horizon receiving a corresponding estimated $165 million cash infusion in exchange for those shares. Horizon will be the surviving public entity and will continue to both be managed by Horizon Technology Finance Management, or HTFM, a Monroe affiliated investment adviser, and trade on the NASDAQ under its ticker symbol HRZN.

It is important to note that the transactions which we expect to close in December 2025 will be conditioned on the concurrent closing of both the asset sale and the merger as well as receipt of the necessary regulatory approvals and applicable approvals of both the MRCC and Horizon shareholders.

Slide 5 summarizes the key elements of the transaction, which focus on shareholder alignment and protection. In connection with and in support of the transaction, HTFM, the external adviser and the investment adviser of the combined HRZN company, has agreed to waive an aggregate amount of up to $4 million in advisory fees over the first four full fiscal quarters following the closing, up to $1 million per quarter. These advisory fee waivers are meant to support core net investment income while Horizon focuses on selectively and efficiently deploying the incremental capital to execute its strategic growth initiatives. The fee waivers will not exceed the total amount of fees earned during the applicable quarter.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Additionally, Horizon’s existing Stock Repurchase program will remain available for open market repurchases of shares of its common stock following closing, in aggregate of up to 2%of the then outstanding shares, at then current market prices at any time the Horizon stock is trading below 90% of the then most recently disclosed NAV per share. Prior to the closing of the merger, both MRCC and Horizon intend to declare and pay ordinary course distributions, subject to their respective Board’s approval.

In addition, MRCC intends to declare a distribution to its shareholders equal to any undistributed income estimated to be remaining as of the closing of the merger, subject to its Board approval.

Finally, Horizon and MRCC have agreed to a balanced Board structure post-close, with the combined Board expected to be comprised of two current independent Horizon Directors, one current MRCC Independent Director, and Mike Balkin, the CEO of the combined company.

We believe this transaction unlocks immediate tangible value to MRCC shareholders while offering tax efficiency and a compelling long-term upside. By selling the MRCC investment portfolio to MCIP at fair value, MRCC’s shareholders are expected to realize approximately a 33% premium to the market trading price as of August 5, 2025, based on MRCC’s estimated preliminary June 30, 2025 NAV. As the merger is structured, as a tax-free reorganization, this enables MRCC shareholders to defer taxes and maintain their investment in a larger, more scalable platform that will benefit from a significant capital infusion to propel its next phase of growth.

The larger combined platform presents MRCC’s shareholders with a greater potential to realize upside through enhanced scale and liquidity, stronger earnings power bolstered by synergies and other operational savings, and accelerated growth.

With that, I will now turn the call over to Mike Balkin, Horizon’s Chief Executive Officer, who will provide color around the benefits to Horizon’s existing shareholders as well as to elaborate on the next phase of Horizon’s growth strategy.

Mike Balkin

Thank you, Ted.

First, let me say how excited I am to be on board here at Horizon and to lead the Company into the next phase of its growth. Second, I want to express my firm belief to Horizon’s shareholders that the strategic rationale and benefits of this merger are very clear.

Horizon will receive an immediate boost in size and scale, as it will add approximately $165 million in equity to its capital base, based on June 30, 2025 numbers, bringing the combined company’s estimated NAV to approximately $446 million. In addition, Horizon will be able to leverage this capital infusion with debt to provide more investment capital, which may produce more core NII growth. This increased scale is expected to help reduce Horizon’s per-share operating expenses, to provide access to lower-cost financing, and to further solidify the firm as a leading venture debt and growth capital provider. With a larger market capitalization and bigger public float, we believe trading liquidity in Horizon will be enhanced. We believe all of these traits are increasingly rewarded by investors in the public BDC space.

Next, the merger is expected to be accretive to core net investment income over time, driven by G&A savings, portfolio optimization, and potential access to lower-cost financing. As mentioned earlier, HTFM has agreed to supplement net investment income through meaningful fee waivers during the first year following the closing of the transaction. And notably, the fresh capital from the merger provides Horizon with the fuel and the runway to execute its next phase of growth, while allowing HTFM to scale its venture debt platform through more investments in its origination capabilities, as well as enhancing its investment mandate.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Turning to Slide 8.

While we will continue to provide venture debt to sponsor-backed private companies in technology, healthcare, life sciences and sustainability industries, we also expect to leverage our existing platform to more actively provide loans to public small cap companies. To supplement my 35-plus years of working with small cap public companies, we’ve strengthened our existing leadership team with the addition of Paul Seitz as our Chief Investment Officer. Paul is a seasoned lending professional who has extensive experience in the Venture Debt Market as well as helping lead Monroe’s Software and Technology lending vertical.

In order to achieve our growth objectives, we will need to be hyper-focused on efficiently yet prudently deploying the capital resulting from the merger into attractive and accretive portfolio assets that align with our core investment objectives. We have been and will continue to diligently plan to rapidly deploy the proceeds from the merger. This plan includes deployment of debt in both the venture and public small cap growth company space, as well as leveraging the strength of the overall Monroe platform for deployment into more assets in the technology sector.

Additionally, we are augmenting our team and further scaling our platform by adding select new talent that is strictly focused on sourcing new origination opportunities to further accelerate our capital deployment. We have already commenced that process and expect to continue onboarding new talent in the months ahead. All of this is to ensure that Horizon is able to ramp the portfolio quickly post-merger and efficiently accelerate earnings growth.

This is not just going to be a larger portfolio, it’s going to be a more sophisticated and diversified portfolio, supported by deeper origination channels and more robust credit governance. Management will be fully aligned with shareholders given the management and incentive fee waivers in year one. In short, we succeed when shareholders succeed.

The cost savings for the pro forma company are real and identifiable. We expect to eliminate approximately $2.5 million of G&A expenses from the current G&A expenses of the two combined companies, which translates to an immediate 30% reduction when compared to the aggregate levels for the stand-alone entities. This expected per share reduction in operating expenses on a pro forma basis comes from consolidation of legal, audit, administration, Board, and regulatory costs. Because of the complementary nature of our organizations, we don’t anticipate integration risk. There’s minimal overlap operationally and maximum efficiency to gain as we continue to scale. In addition, we will have the support and resources of the entire Monroe Capital Asset Management platform, which is currently approximately $22 Billion in assets under management.

Moving to Slide 10.

We have outlined the mechanics for the NAV for NAV exchange. The illustrative exchange ratio of 1.1313 to 1.1373 shares of Horizon common stock for each share of MRCC common stock is based on estimated Horizon NAV per share of $6.70 after giving effect to estimated transaction expenses as of June 30, 2025 and an estimated June 30, 2025 preliminary MRCC NAV per share range of $7.58 to $7.62 after giving effect to estimated transaction expenses, distribution of all undistributed earnings to MRCC shareholders and other transaction-related NAV adjustments.

Based on this illustrative exchange ratio, we expect MRCC shareholders to own approximately 37% of the combined company immediately following closing. The final NAVs utilized to determine the exchange ratio will be determined no earlier than 48 hours prior to the closing of this transaction.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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I will now turn the call back over to Ted, who will walk you through the expected transaction timeline before we open the line for any questions.

Ted Koenig

Thanks Mike.

With that, here's our expected timeline for the merger: The next major step will occur as soon as this month, as the MRCC and Horizon Joint Proxy statements and Horizon Prospectus and Registration statement are being prepared and will be filed with the SEC. Based on this timing, we expect we will be in position to hold a joint MRCC and Horizon shareholder meeting as soon as December 2025 to obtain the required shareholder votes, with the transactions finalized and merger closing shortly thereafter.

Until closing, both companies will continue to operate independently while preparing for capital deployment and executing a seamless integration plan. Our focus will remain on ensuring continuity for our borrowers, stability for our investors, and strong alignments across all teams.

We believe this transaction takes the best attributes of both MRCC and Horizon and creates a better business development company with more capital, more scale, more earnings power, better efficiency, and attractive, sustainable returns for our shareholders. It is a strategic, transparent, and long-term focused combination designed to benefit all shareholders. We’re excited about the future and confident in the value we will unlock together. To our shareholders at MRCC, thank you for your support and partnership. We believe this merger is a natural next step in our strategic journey and a catalyst for future growth.

With that, we will now open up the line to take your questions.

Operator

Thank you. We will now be conducting a question-and-answer session. If you would like to ask a question, please press star one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star two to remove yourself from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment while we poll for questions.

First question comes from Christopher Nolan with Ladenburg Thalmann. Please go ahead.

Christopher Nolan

Hi, guys. Can you hear me?

Ted Koenig

Yes.

Christopher Nolan

Hi. Okay. Let's see. The two steps. If I understand, Ted correctly, that the portfolio is going to be the MRCC portfolio is going to be sold to Monroe's non-traded BDC. I presume pretty close to the marks. The debt paid down and then the cash proceeds basically sold to Horizon. Is that a fair summary?

Ted Koenig

Yes.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Christopher Nolan

Okay. So, I estimate just back of the envelope $430 million in terms of MRCC's value in the first quarter, $270 million in revolvers and the 2026 notes. So, that's $160 million cash, give or take, to Horizon. And what premium, because this is effectively an equity raise from Horizon's perspective. Is this cash being sold one times book or a little bit above book?

Ted Koenig

Chris, the transaction will be NAV to NAV and the NAV will be straight at the time right before the merger is complete. That’s how you should think about it.

Chrisopher Nolan

Okay. So, from Horizon's standpoint, this is just a very cost-efficient equity raise, correct?

Ted Koenig

Very much so, yes.

Christopher Nolan

Got it. Okay. Got it. Then the $2.5 million in G&A expenses and the waiving of the management fees for 12 months. I applaud that. Do you guys have any particular targets in terms of yield, net investment income yield on NAV or anything? See, one of the issues with both companies has always been slightly heavier expense structure. And while I appreciate the sentiments in terms of lowering that, I'll try to see whether or not you guys have any hard targets that you want to try to achieve.

Ted Koenig

No, we usually don't put in hard targets. We try to run the company as efficiently as possible. As you know, venture debt is a high-yielding portfolio. And so, we'll continue to run it out as we have been.

Christopher Nolan

Okay. Then, is there going to be because Horizon is going to have significantly larger portfolios. What is the timing in terms of deploying this capital?

Ted Koenig

Yes. We believe we're going to be able to deploy this capital fairly rapidly. We've been going through discussions and looking at opportunities there. So, we think that, as we've mentioned in our presentation that we will be able to make this neutral, at least to shareholders in the first year and hopefully, we can do better.

Christopher Nolan

When you say neutral, do you mean neutral to EPS, neutral to NAV? Just trying to get clarification.

Ted Koenig

Yee. Neutral to our EPS.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Christopher Nolan

Okay. Great. Okay. I guess the final question is, does this start moving you up in terms of larger—does this start moving Horizon up to larger deals, or is it going to stay sort of within the same type of size deals it traditionally has?

Ted Koenig

Yes. I think it certainly allows us the opportunity to do deals that would be a little bit larger. We'll have a larger capital base to work with. But also, the relationship with Monroe gives us the opportunity to do deals that are substantially larger when you combine both companies. So, we're already seeing that go into practice now with some of the deals that we've got term sheets out on.

Christopher Nolan

All right. Good show. You guys know how to make an earnings call a lot more exciting. Thank you.

Mike Balkin

Thank you.

Ted Koenig

Thank you. Thank you, Chris. You hit most of the key points as usual. Our view on this is it's a win-win for everyone, the MRCC shareholders and the Horizon shareholders.

Christopher Nolan

Yes. It’s an interesting transaction. It's creative. Kudos to whoever structured it. It does address issues overhanging MRCC. I think it does provide a neat way to leverage the Horizon platform because Horizon is trading above book and is able to utilize the ATM. I think the venture debt space in general is a good place to be. It has natural barriers to entry, and I think the deal makes a lot of sense. Okay. Thank you.

Mike Balkin

You watch. We've got big plans for Horizon.

Christopher Nolan

Oh, Ted, are you hosting the Cubs game this year?

Ted Koenig

Yes. Come to Chicago.

Christopher Nolan

Okay.

Operator

Once again, if you would like to ask a question, please press star one on your telephone keypad.

Next question comes from Paul Johnson with KBW. Please go ahead. Hey, good evening.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Paul Johnson

Good evening. Thanks for taking my questions. Is there any sort of lockup at all in place for the Monroe shareholders after receiving Horizon shares?

Ted Koenig

No. I don't believe there's any contemplated in the transaction.

Paul Johnson

Got it. Okay. The 2.5 million of G&A expense synergies, what is the trailing combined four quarter or trailing year of G&A expenses between the two BDCs prior to the synergies?

Ted Koenig

I think if you look on slide nine in the presentation, it'll give you the information that you're looking for. If you see the MRCC and Horizon is at 8.4, and then the combined afterwards is the 5.8, and that's the savings that Mike spoke about in the script.

Paul Johnson

Got it. Okay. Then more of a technical question, but I mean, does the merger at all, does that affect the total return hurdle calculation look back in any way?

Ted Koenig

No, it does not. It'll still be calculated as normal calculated with the look back and the same features.

Paul Johnson

Okay. Great. Thanks. That's all for me.

Operator

At this time, there are no further questions. This concludes today's teleconference. We thank you for your participation. You may now disconnect your lines.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Forward Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of MRCC, HRZN or MCIP or the proposed sale of assets by MRCC to MCIP and the proposed merger of MRCC with and into HRZN. All statements, other than historical facts, including but not limited to statements regarding the expected timing of the closing of the proposed transactions; the ability of the parties to complete the proposed transactions considering the various closing conditions; the expected benefits of the proposed transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the surviving companies following completion of the proposed transactions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove to be incorrect, actual events and results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the proposed transactions closing; (ii) the expected synergies and savings associated with the proposed transactions; (iii) the ability to realize the anticipated benefits of the proposed transactions, including the expected elimination or reduction of certain expenses and costs due to the proposed transactions; (iv) the possibility that one or more of the various closing conditions to the transactions may not be satisfied or waived on a timely basis or otherwise, including risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approvals by the shareholders of MRCC and/or HRZN may not be obtained; (v) the possibility that competing offers or acquisition proposals will be made; (vi) risks related to diverting management's attention from ongoing business operations; (vii) the risk that shareholder litigation in connection with the proposed transactions may result in significant costs of defense and liability; (viii) changes in the economy, financial markets and political environment, including the impacts of inflation and interest rates; (ix) risks associated with possible disruption in the operations of MRCC, HRZN and MCIP or the economy generally due to terrorism, war or other geopolitical conflict, natural disasters, tariffs or public health crises and epidemics; (x) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xi) conditions in MRCC's, HRZN’s and MCIP's operating areas, particularly with respect to BDCs or regulated investment companies; and (xii) other considerations that may be disclosed from time to time in MRCC's, HRZN's and MCIP’s publicly disseminated documents and filings.  There is no assurance that the market price of HRZN’s shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases, to the extent effectuated, or that any repurchase plan will enhance shareholder value over the long term. MRCC, HRZN and MCIP have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MRCC, HRZN and MCIP undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MRCC, HRZN and MCIP in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Additional Information and Where to Find It

In connection with the proposed transactions, HRZN and MRCC plan to file with the SEC and mail to their respective shareholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and HRZN plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of HRZN. The Joint Proxy Statement and the Registration Statement will each contain important information about HRZN, MRCC, the proposed transactions and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF HRZN AND MRCC ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HRZN, MRCC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by HRZN, from HRZN’s website at https://ir.horizontechfinance.com/ and, for documents filed by MRCC, from MRCC’s website at https://ir.monroebdc.com/.

Participants in the Solicitation

HRZN, its directors, certain of its executive officers and certain employees and officers of Monroe Capital LLC and its affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the proposed transactions. Information about the directors and executive officers of HRZN is set forth in its definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2025 (as modified by the amendment to the definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders filed with the SEC on May 15, 2025, the "HRZN Proxy Statement"), as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the HRZN Proxy Statement. MRCC, its directors, certain of its executive officers and certain employees and officers of Monroe Capital LLC and its affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the proposed transactions. Information about the directors and executive officers of MRCC is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders (the “MRCC Proxy Statement”), which was filed with the SEC on April 21, 2025, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the MRCC Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the HRZN and MRCC shareholders in respect of the proposed transactions and related shareholder approvals will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MRCC, HRZN, MCIP or in any fund or other investment vehicle managed by Monroe Capital or any of its affiliates.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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